EXHIBIT 99.1

Himax Technologies, Inc. Announces Proposed Disposal of Investment in Equity-Method Investee

TAINAN, Taiwan, July 01, 2026 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or the “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced that one of its equity-method investees, a technology startup company, had entered into a definitive agreement under which all of its equity interests will be acquired by an independent third-party semiconductor technology company for a total purchase price of US$80 million in cash, subject to adjustments based on net working capital and net cash at closing.

Himax currently holds approximately 31% of the investee’s fully diluted equity interests. Based on the Company’s preliminary assessment, Himax estimates that the transaction will result in a pre-tax gain on disposal of approximately US$23 to US$24 million upon closing. The estimated gain is based on the estimated carrying value of the investment and remains subject to final purchase price adjustment.

The proposed transaction remains subject to customary closing conditions, regulatory approvals, and other conditions set forth in the definitive agreement, and is expected to close in the fourth quarter of 2026. Himax will continue to monitor the progress of the transaction and will evaluate the related financial impact in accordance with applicable accounting standards upon completion. The Company will make any further disclosures as appropriate and in compliance with applicable regulatory requirements.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEye™ Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, and the US. Himax has 2,564 patents granted and 331 patents pending approval worldwide as of March 31, 2026.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2025 filed with the SEC, as may be amended.

Himax Contacts:

Karen Tiao, Head of IR/PR
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
http://www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us